Press Release
Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel.: +33 3 88 99 19 16 Corinne.Hoff@Aventis.com	Lise Geduldig Aventis US Communications Tel.: +1 908 243-6580 Lise.Geduldig@Aventis.com

Melissa Feltmann Aventis US Communications Tel: +1 908 243-7080 Melissa.Feltmann@Aventis.com

Aventis Announces Agreement to Sell Azmacort®
(triamcinolone acetonide) to Kos Pharmaceuticals, Inc.

Strasbourg, France, March 8, 2004—Aventis announced today it has agreed to sell the global rights to Azmacort (triamcinolone acetonide) Inhalation Aerosol to Kos Pharmaceuticals, Inc., a specialty pharmaceutical company based in Miami, Florida. Under the terms of the agreement, Kos will acquire Azmacort for a one-time cash purchase price of U.S. $200 million. Additionally, upon the launch of an Azmacort HFA formulation (HFA, or hydrofluoralkane propellant, has significantly less ozone-depleting potential than the propellant in the original Azmacort formulation), Kos will pay Aventis an annual royalty on net sales.

The divestiture of this product is in line with the company's strategy to actively evaluate its product portfolio, and assess opportunities for divestment and replacement with compounds focused on strengthening key disease areas.

This transaction is expected to be completed by the end of the first quarter of 2004, pending U.S. regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR").

Azmacort is an inhaled corticosteroid indicated as prophylactic treatment for the maintenance of asthma for patients age six and up. Azmacort is also indicated for asthma patients who require systemic corticosteroid administration, where adding Azmacort may reduce or eliminate the need for systemic corticosteroids. In 2003, global net sales of Azmacort were approximately € 78 million.

Aventis • 67917 Strasbourg • Cedex 9 - France • www.aventis.com
Adresse visiteur : 16, Avenue de l'Europe • Espace Européen de l'Entreprise • F-67300 Schiltigheim

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

For information about Kos Pharmaceuticals, please contact:
Constance Bienfait at +1 (305) 523-3658